Filed by Bright Lights Parent Corp.

Pursuant to Rule 425 under the Securities Act of 1933

 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Bright Lights Acquisition Corp.

Commission File No.: 001-39846

Date: January 21, 2022

The following is a transcript of an interview of Paul Tran, CEO of Manscaped, by Spencer Israel and Aaron Bry of Benzinga, made available on January 20, 2022, at https://www.youtube.com/watch?v=sNkz5-YPV-c&t=3771s.

Spencer Israel:

Thanks a lot, Vivi. Hey, let's pivot from biotech to male grooming. How's that for a segue? Our next guest here, Paul Tran, is the founder and the CEO of... Oh, man. This is what I've been looking forward to for a minute here. So MANSCAPED is the company, you've seen them, you've heard their ads. They advertise everywhere on... I listen to podcasts, they're on every podcast it seems like. Let's bring Paul on this show and actually let's give Paul the special introduction. Where's my special guest intro? Paul Tran, how are we doing?

Paul Tran:

Hey, Spencer.

Spencer Israel:

Welcome to-

Paul Tran:

How are you?

Spencer Israel:

Welcome to the show. Nice background.

Paul Tran:

Thank you. Thank you. Got the special intro and everything.

Spencer Israel:

The special only for our extra special guests. So, Paul, let's start with this. 2016 is when you founded this company. Why? What happened in your life that you made you think, "Oh, male grooming but no, no, no, no. Direct to consumer male grooming is really where it's at."

Paul Tran:

Well, I think we all believe that male grooming is growing and dudes were doing this but nobody was talking about it. You look at the landscape and if you go from the head to toe, you'd quickly realize there was white space in this area. And nobody was doing it. Nobody was talking about it. And we hypothesized that there is a market, dudes were doing this, they were hurting themselves because they were using the wrong tools for the job, and that somebody needed to create the right tools for the job. And that's exactly what we did. Many people, they see our ads, like you they see our ads, they see our commercials, but they don't know how fast we've grown. We went from three million…12 months to nearly 300 million in just 36 months with only 23 million of capital raised while being profitable and amassing over a million active paying subscribers.

Spencer Israel:

Wow. Wow. So on that note, I do want to bring up this graphic here. This hints at all the things that you just said, right? So on that note, you didn't raise a lot of capital. Why go public and why do it via the SPAC? BLTS, by the way, is the ticker on that.

Paul Tran:

Well, we told ourselves that if we found the perfect SPAC partner, that we would take that route. And we would only take that route if we found the perfect SPAC partner. And Bright Lights was the perfect SPAC partner. They did the deal with Ryan Reynolds and Aviation Gin. They in invested in SKIMS with Kim Kardashian. They are experts at this, at the Hollywood and celebrity scene. For us, we recoup our CAC and we're incredibly media efficient. So, Spencer, as soon as you purchase one of our products online, we've already recouped our customer acquisition costs.

Spencer Israel:

Really?

Paul Tran:

Yeah, unlike many other DTC companies. And then 70%, seven zero, of those customers, seven out of 10 of those customers opt into becoming a subscriber. So not only are we recycling our marketing budget very quickly, which is now over $100 million that we're deploying, we're recycling that cash very quickly. And with Bright Lights, the reason that we chose Bright Lights is because now we can bring on a celebrity partner for each geographical area that we're deployed in. And the first one that we announced is Channing Tatum.

Spencer Israel:

I'm not up to that level of fame, but I'm also not, not up to that level of fame. I'm just saying. But on just the direct to consumer thing, it's obviously not a new idea, lots of other product verticals use it, and on paper direct to consumer is you would think that that's the thing that Wall Street would have loved because it's more cost efficient and it's cutting, going around the middle man. But a lot of DTC companies that have gone to public in the last couple years, companies like Casper and Blue Apron have not really fared that well on the public markets. It's kind of surprising. I would love just your take on the private market versus the public market and DTC, how DTC fits into that.

Paul Tran:

Well, we're not DTC. We're primarily online.

Spencer Israel:

Yeah. Okay.

Paul Tran:

But we're also in 1,800 Target stores, we're in all Best Buys, we're in Macy's. We have a pretty-

Spencer Israel:

Fair.

Paul Tran:

We're on Amazon. We've got 50,000 reviews on Amazon. So we're about 61% DTC. There's Amazon in there, there's retail. So we're definitely omnichannel.

Spencer Israel:

Okay, fair. Fair enough. Then the omnichannel approach is that's the way that everyone's going, if they're not already there, then they should be. Right?

Paul Tran:

Yeah, and from day one, we knew we wanted to build an omnichannel brand.

Spencer Israel:

Okay. We're getting some comments in the chat. People are commenting that your product names are very, very unique, very creative. I can attest to that. Paul, why do you think the male grooming market is one to be in? How much is it growing right now? I can only really speak to my own experience. But as you said before, it's not something that I talk about. No one talks about this stuff. So why is this the market to be in?

Paul Tran:

Well, because guys are ready for it. I think women led the way decades ago and now men are following and you're seeing growth in male hygiene and male self care. And that's for us, we see it very clearly. You can't grow that quickly without there being a huge total addressable market. Now, we've deployed four million trimmers to the market just the last three years. But there's 43 million millennial men in the US, there's 80 million men in the US. So if you look at that, that's only 5% of the domestic market. And then internationally, there's 900 million income adjusted men in our target demographics. And if you think about it, if you just talk about one of our verticals, which is the groin, it's like a toothbrush, this isn't a device that you're going to share. This is a device that—

Spencer Israel:

I hope not.

Paul Tran:

Yeah, you hope not, right?

Spencer Israel:

I hope not. Yeah.

Paul Tran:

This is a device, it's a personal care device. So it looks like those 900 million guys, they're eventually going to need a dedicated groin trimmer and MANSCAPED created the category. Our name defines the category, but we've grown way beyond groin. We're now taking care of men from head to toe. So we have two-in-one shampoos, we've got body spray, body wash, deodorants, even a weed whacker which is a nose and ear hair trimmer.

Spencer Israel:

Again, with the creative names. And I think one of the things that people associate MANSCAPED with is your marketing, your strategy. It's very heavy on the social media and it's very creative. And this is a question that was also just asked in our chat, but it was on my list as well. How did you come up with that? For a public company, it's definitely out there. Well, public now, but it's definitely out there.

Paul Tran:

Well, we understood that's how you speak to men and it's emote because it's hard to replicate. If you think about some of the incumbents, they have had a really hard speaking to men, and men are different. We took the scientific route and why you should do this, health wise, and men didn't care. For us, it's about building that authentic connection with our customers. And we strictly, only focus on men.

Spencer Israel:

Well, that gets to a question that was asked in the chat as well. Are there plans to start a sister company, pun intended, or a sister vertical, pun unintended?

Paul Tran:

Not in the near future, I would say.

Spencer Israel:

Okay.

Paul Tran:

I would never... Anything's possible, but we want to focus on men and solving the needs for men. So the way that we think about it also is we're not a hardware player and we're not a soft goods player, we think about it holistically, we solve for routines. So that's what's really different about us. So as we launch new hardware products, you've got a beard, you can imagine what other hardware products that we launch, we see a stair step in revenue growth. But the soft goods products, those drive a really long term lifetime value.

Spencer Israel:

And it is just funny, speaking from my own experience, in the span of the last four or five years, I've gone from spending nothing. I owned a razor, that was basically it. And my cost, as it pertains to grooming the beard, it is skyrocketed. So you're welcome. Or I guess, thank you. I don't know what I should be saying. Thank you or you're welcome? Maybe both. But it speaks to that trend that you're talking about so there was just so much more out there, the things that didn't exist even five years ago and there's an explosion of companies like yours. So I guess I should be saying thank you because clearly there was a market here and you filled it. So—

Paul Tran:

You're definitely not alone. You're definitely not alone. And for us it's really... We're fortunate because we've only raised 23 million in capital and we're already profitable. This process potentially will put on $200 million on our balance sheet while us being debt free and profitable. You don't see that kind of asset profile out there in the market, and that's why we chose to go public. There's not assets like this on the market. And then in addition to that, because we only raised 23 million, we don't have a series B, C, D, E investor trying to push for a lofty valuation. So when we do go out into the market, or as we will be in the market, it's at a super attractive valuation.

Spencer Israel:

Yeah. Yeah. Of course the valuation is a thing you have to contend with now that you're going to be a public company. Maybe it wasn't as big a deal in the private market. I'm just going through, looking at the site, and I'm just going through the different products. And I'm just wondering, what is your best seller? Is it just the OG lawnmower or is it...?

Paul Tran:

No, our customers want everything, our best sellers are the kits that you see on our website. So they don't come in and they just buy the one piece lawnmower, they buy the entire kit.

Spencer Israel:

Okay. Yeah, like the performance package, the... Yeah, okay.

Paul Tran:

Exactly.

Spencer Israel:

I'm interested. I'm interested. For disclosure, I've never used a MANSCAPED product but clearly I am in need of man-scaping help. I think Aaron Bry would attest that. He's next to me here and he would attest to that. Actually, Aaron, you probably could you use some yourself? You've got some stuff going on over there. So maybe use it.

Aaron Bry:

Yeah, I was going to ask Paul about this. Hi, Paul. How's it going? I'm Aaron.

Paul Tran:

Hey, Aaron.

Aaron Bry:

Do you guys have specific products for your face as well?

Paul Tran:

Not yet. Not yet but I would say stay tuned. Everything that we create is very deliberate. So our lawnmower has what we call skin safe technology and it optimizes for hair removal on loose skin. And when I tell you loose skin, you know exactly where that is for us men.

Spencer Israel:

Oh, we do, we do. Let's not go further than that.

Paul Tran:

So that's what we optimize for. And every time we create something it's very deliberate and it's very focused because we want to create the right tools for the job. So our lawnmower has innovative things such as USB-C, has wireless charging and there's no other trimer out there that has wireless charging. Right? And it also has a light.

Spencer Israel:

I have one... Sorry, I didn't mean to interrupt you there. I just wanted to ask, my biggest thing in my experience, the thing that pisses me off the most with this thing I use now is battery life. That's the most important thing and it's an endless struggle with me. Is that a focus?

Paul Tran:

Well, yeah. It's a standard about an hour to 90 minutes, depending on products, but that's kind of the industry standard. But we also have a cradle. So it's beautifully designed, if you look at our products, it's beautifully designed. And the problem with the battery life is you don't remember to charge it. You use it and then you put it in the cupboard. For us, we have actually a little cradle on a stand where you can put it in there.

Spencer Israel:

Yeah. Okay.

Paul Tran:

It looks beautiful.

Spencer Israel:

That's great, because the stuff like what I use now, I'll go to use it and it's dead. And I'm just like, "That's a…" And then I've got to remember. I'm not going to remember to plug it in. It's like a whole thing, it's just annoying. Whatever. It doesn't take two minutes. You know what I mean?

Paul Tran:

Yeah.

Spencer Israel:

Yeah. Anyway, sorry. I didn't mean to interrupt your question there, Aaron.

Aaron Bry:

Well, I was just going to say Paul, it looks like Paul's got a very nice clean shave on his face.

Spencer Israel:

Yeah.

Aaron Bry:

I'm not going to ask. If you use another product for your face than a MANSCAPED product, is that what you do or do you use a MANSCAPED on your face as well?

Paul Tran:

Well, the MANSCAPED products, lawnmower's optimized for the groin. Stay tuned, we're going to be releasing many other products for the rest of the body.

Spencer Israel:

Yeah, as far as other parts of the body, you can be as specific or not as you want. What other areas are you optimizing for?

Paul Tran:

Well, if you look at other products on the market, you can imagine that MANSCAPED will start to expand into those other categories.

Spencer Israel:

Yeah, okay. Okay. All right, I'm excited. I'm into this. This is a thing that I need in my life. So very excited to have you on again. Paul Tran's the founder and CEO of MANSCAPED. The ticker for now is BLTS, but the ticker's going to change, it's going to be MANS. Is that right?

Paul Tran:

MANS, M-A-N-S.

Spencer Israel:

MANS.

Aaron Bry:

Oh, that's a great ticker.

Spencer Israel:

The manliest ticker on Wall Street, MANS. I love it.

Aaron Bry:

Paul, before we let you go, what's the thing you're most excited about over the next year, two years? Outside of, of course, going public and hitting the markets.

Paul Tran:

I'm really excited that our customers can potentially now be owners. That's really awesome. We've got a million active members and they can finally be owners. I think that's really exciting.

Aaron Bry:

What about... Have you considered venturing into some more personal care products in terms of maybe lotions, creams that help with the after aspect of shaving?

Paul Tran:

Oh, absolutely. Absolutely. We have a crop preserver, which is the first of its kind groin deodorant for that area. And once again, when we design products, it's really deliberate. The name is fun, but the product is really effective. And our crop preserver, it applies on as a lotion but it dries as a powder. So as you're active throughout the day, as athletes, as they're running, they get chafing, so with our products, it solves that issue. We also have two-in-one shampoo and conditioner. It's a phenomenal product. And body spray, body wash. And once again, let me just prove to you the deliberateness of how we think of our products. With lip balm, we just released a lip balm, and dudes’ lips get chapped too but we don't want shiny lips. Guys just don't want to walk around with shiny lips. So we created a lip balm that when you put apply, it doesn't make your lips look shiny. So that's how we solve routines and problems just for men.

Spencer Israel:

You hear that, Aaron. You don't have to have that shiny lip.

Aaron Bry:

I need some right now, my lip are chapped.

Spencer Israel:

Now, that he's just said that—

Aaron Bry:

Paul.

Spencer Israel:

…I'm just realizing that my lips are chapped.

Aaron Bry:

Paul, if you ever need some guinea pigs, we're happy, you can send us any product out there.

Spencer Israel:

I will beta test whatever you want.

Aaron Bry:

And we'll bring it on our show, we'll talk about it. We'd love to a sponsor somehow.

Spencer Israel:

It doesn't have to be safe. It can be dangerous. I will beta test it. Okay? I don't mind cutting any parts of my... I will beta test whatever you've got. Count me in.

Paul Tran:

Let's do it. Let's do it.

Spencer Israel:

All right. Put me in the beta testing program for MANSCAPED products. Also, how do you guys come up with the names? Last question.

Paul Tran:

It's just our internal creative team and we created... We have, I believe, a world class marketing team and we sponsor the UFC, we sponsor... Before I let you guys go, it's a funny anecdote. I read, somebody posted on one of our Instagram posts a message that said, "MANCAPED's the only brand that can sponsor both drag queens and the UFC." And we're so proud of that because it speaks to the diversity, mass market appeal of our products.

Aaron Bry:

Yeah. And what's incredible about that, about what you're mentioning with the internal creative team and the marketing of MANSCAPED, is you're using that to take market share away from these huge players, whether you're talking about Gillette, Phillips—

Spencer Israel:

Procter & Gamble.

Aaron Bry:

…That's exactly what you need to go up against those big dogs is that strong marketing, that organic growth which that's the most impressive thing. Again, as someone who, like Spencer, I haven't personally used a product, the marketing itself is super impressive to me.

Spencer Israel:

I have one last question. How many razors is too many razors? Or blade, sorry. How many blades is too many blades?
Paul Tran:

We don't sell blades yet, we sell electric gadgets.

Spencer Israel:

No, I know. I know. I would just love your take. How many blades is too many blades?

Paul Tran:

If you've got a year’s supply or six month’s supply, that's quite a bit.

Spencer Israel:

No, I meant, like, you got the four blade, the five blade, the six blade, you know what I mean?

Aaron Bry:

They're just going to keep adding blades.

Spencer Israel:

I'm just curious. How many blades too many blades? You're clean shaven.

Paul Tran:

I think about three is too many already because every single time that you shave, you're cutting yourself. That's exactly what's happening.

Spencer Israel:

Okay.

Aaron Bry:

Yeah. You're shaving out the most outer layer of your skin off. I agree. I actually use, in the past, I've had those five blade Gillette—

Spencer Israel:

Me too.

Aaron Bry:

...ProGlide and it's too much. I like to use the cheap disposable two blade BIC razors. I feel like that's how I get the cleanest shave.

Spencer Israel:

Awesome.

Aaron Bry:

So maybe when you guys do venture into that, keep that in mind that maybe too many blades, less is more sometimes. Right?

Paul Tran:

Absolutely. And the last thing I'll say is, we have some amazing customers and we created one pair of boxers for a video and when we ran it, dudes wrote in asking if they can purchase boxers. And we're not an apparel company, but we've sold over two million pairs of boxers, and these are MANSCAPED boxers. We're super proud of that.

Aaron Bry:

Yeah.

Spencer Israel:

That's awesome.

Aaron Bry:

That's awesome. And I'll give you one last idea, Paul. We're going to a time where people want to go back to the olden days, right? So if you guys put out a MANSCAPED straight razor, but maybe put your own cool MANSCAPED twist on it, this is safe, it's safer than a real straight razor to use, I think people would buy that up.

Paul Tran:

That's a great idea.

Aaron Bry:

All right.

Spencer Israel:

Paul Tran, founder and CEO MANSCAPED, ticker BLTS, soon to be ticker MANS. Paul, this was the most fun I've had in a hot second. So appreciate you coming on today. I enjoyed it.

Aaron Bry:

And we're looking forward to being guinea pigs for MANSCAPED.

Spencer Israel:

I will guinea pig the crap out of these MANSCAPED products.

Paul Tran:

Awesome guys.

Aaron Bry:

As long as I don't have to see it, then I'm cool.

Spencer Israel:

Well, we can do a live stream or not. Fine, whatever. Have a go at it, Paul.

Paul Tran:

Thanks, guys. Appreciate it. Take care.

Important Information and Where to Find It

This communication relates to a proposed transaction between Bright Lights Acquisition Corp. (“BLTS”) and Manscaped Holdings, LLC, a Delaware limited liability company (“Manscaped”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, BLTS and Bright Lights Parent Corp. (“ParentCo”) have filed and intend to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that was filed with the SEC on January 10, 2022, which includes BLTS’ proxy statement and ParentCo’s prospectus. The proxy statement/prospectus will be sent to all BLTS stockholders. BLTS also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of BLTS are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by BLTS through the website maintained by the SEC at www.sec.gov or by directing a request to BLTS to 12100 Wilshire Blvd Suite 1150, Los Angeles, CA 90025, or via email at info@brightlightsacquisition.com or at (310) 421-1472.

Participants in the Solicitation

BLTS and Manscaped and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from BLTS’ stockholders in connection with the proposed transaction. Information about BLTS’ directors and executive officers and their ownership of BLTS’ securities is set forth in BLTS’ filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of ParentCo, BLTS or Manscaped, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Financial Information; Non-GAAP Financial Measures

The financial information and data contained in this communication is unaudited and does not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, the registration statement filed by BLTS and ParentCo on January 10, 2022. Some of the financial information and data contained in this communication, such as Adjusted EBITDA, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). These non-GAAP measures, and other measures that are calculated using such non-GAAP measures, are an addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to operating income, net income or any other performance measures derived in accordance with GAAP.

BLTS, ParentCo and Manscaped believe these non-GAAP measures of financial results, including on a forward-looking basis, provide useful information to management and investors regarding certain financial and business trends relating to Manscaped’s financial condition and results of operations. Manscaped’s management uses these non-GAAP measures for trend analyses, for purposes of determining management incentive compensation and for budgeting and planning purposes. BLTS, ParentCo and Manscaped believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Manscaped’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. The management of BLTS and ParentCo does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP.

However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents. For example, other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore Manscaped’s non-GAAP measures may not be directly comparable to similarly-titled measures of other companies.

Forward-Looking Statements

Certain statements included in this communication that are not historical facts are forward-looking statements within the meaning of the federal securities laws, including safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are sometimes accompanied by words such as “believe,” “continue,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “predict,” “plan,” “may,” “should,” “will,” “would,” “potential,” “seem,” “seek,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of ParentCo, BLTS and Manscaped. Many factors could cause actual future events to differ from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of BLTS’ securities, (ii) the risk that the transaction may not be completed by BLTS’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by BLTS, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval by the stockholders of BLTS, the satisfaction of the minimum trust account amount following any redemptions by BLTS’ public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investments, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement (the “Business Combination Agreement”), dated as of November 22, 2021, by and among BLTS, ParentCo, Mower Intermediate Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of BLTS, Mower Merger Sub Corp., a Delaware corporation and a direct wholly owned subsidiary of BLTS, Mower Merger Sub 2, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Mower Intermediate Holdings, Inc., and Manscaped, (vi) the effect of the announcement or pendency of the transaction on Manscaped’s business relationships, operating results, and business generally, (vii) risks that the transaction disrupts current plans and operations of Manscaped and potential difficulties in Manscaped employee retention as a result of the transaction, (viii) the outcome of any legal proceedings that may be instituted against Manscaped or against ParentCo or BLTS related to the Business Combination Agreement or the transaction, (ix) the ability to maintain the listing of BLTS securities on the Nasdaq Stock Market or New York Stock Exchange, (x) volatility in the price of BLTS’ securities, (xi) changes in competitive and regulated industries in which Manscaped operates, variations in operating performance across competitors, changes in laws and regulations affecting Manscaped’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, (xiii) the potential inability of Manscaped to increase its production capacity or to achieve efficiencies regarding its production process or other costs, (xiv) the enforceability of Manscaped’s intellectual property, including its patents and trademarks and the potential infringement on the intellectual property rights of others, (xv) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Manscaped operates, and (xvi) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of BLTS’ Quarterly Reports on Form 10-Q, the registration statement that includes a proxy statement/prospectus on Form S-4 that ParentCo and BLTS have filed with the SEC and other documents filed by ParentCo and BLTS from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Manscaped, ParentCo and BLTS assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Manscaped, BLTS or ParentCo gives any assurance that any of them will achieve its expectations.